January 26, 2010

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Alison White

RE:	Metropolitan Series Fund, Inc. - BlackRock Money Market Portfolio

(the “Fund”)

Preliminary 14-A Filing

Accession Number: 0001193125-10-004408

Ladies and Gentlemen:

This letter responds to oral comments given on January 19, 2010 by Alison White of the Securities and Exchange Commission staff regarding the above-referenced filing. Set forth below is each comment and the Fund’s response thereto.

1.	Comment: On page 6, please provide the full names of the BlackRock Money Market Funds listed as Fund A. B and C, or provide precedent for the omission.

Response: According to BlackRock Advisers, these clients have obtained exemptive relief from the Securities and Exchange Commission that permits them to omit the sub-advisory fee schedules from the registration statements for the investment companies that receive the sub-advisory services.

2.	Comment: Move the bolded paragraph that appears on page 13 that makes the statement that the proposals may affect the profitability of the Manager to the beginning of the proxy statement.

Response: The Fund has moved this paragraph to the beginning of the proxy statement.

3.	Comment: Confirm that the substitution discussed in the proxy statement is the application with the assigned file number 812-13700.

Response: That is the correct file number of the substitution contemplated in the proxy statement.

4.	Comment: Please include Tandy language in your response letter.

Response: The requested language is set forth below.

*        *        *

The Fund acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to this letter may be directed to the undersigned at (617) 578-4036.

Very truly yours,

/s/ Michael P. Lawlor
Michael P. Lawlor

Attachments

cc:	Elizabeth Forget

Alan C. Leland

Jeffrey L. Bernier

Paul G. Cellupica